Act 11/4/2002

[redacted]

SECURITIE[S] ... [COMMIS]SION

02053729

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RECD S.E.C.
OCT 2 9 2002
626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hegg Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 West 57th Street
(No. and Street)

Sioux Falls	SD	57108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley D. VanKalsbeek (605)336-2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henry Scholten & Company, LLP
(Name – *if individual, state last, first, middle name*)

110 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter P. Hegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hegg Investments, Inc., as of August 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY OLSON
NOTARY PUBLIC
SOUTH DAKOTA
SEAL SEAL
Kimberly Olson
My Commission Expires May 3, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEGG INVESTMENTS, INC.

SIOUX FALLS, SOUTH DAKOTA

* *** *

FINANCIAL STATEMENTS

WITH ADDITIONAL INFORMATION

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

HENRY SCHOLTEN
& COMPANY, LLP

TABLE OF CONTENTS

ADDITIONAL INFORMATION

HENRY SCHOLTEN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 SOUTH PHILLIPS AVENUE, SUITE 300
P.O. BOX 770
SIOUX FALLS, SOUTH DAKOTA 57101-0770
TELEPHONE (605) 336-0916
FAX (605) 336-7732

DON H. DE HAAN, CPA
DENNIS D. STENE, CPA
THOMAS P. RALPH, CPA
JAMES P. JARDING, SR., CPA
DOUGLAS M. PETERSON, CPA
N. DEAN BUCKNEBERG, CPA
THOMAS E. PRUNER, CPA/PFS, CFP
JOHN E. CARMODY, JR., CPA
JOSEPH G. CARMODY, CPA

HENRY A. SCHOLTEN, CPA
1904-1992

JOHN E. CARMODY, SR., CPA
1927-2002

OF COUNSEL:
L.H. RITZ, CPA
RICHARD W. WESTHOFF, CPA

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PRIVATE COMPANIES
PRACTICE SECTION

October 18, 2002

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Hegg Investments, Inc.

We have audited the accompanying statements of financial condition of Hegg Investments, Inc. (a South Dakota corporation) as of August 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hegg Investments, Inc. as of August 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Henry Scholten & Company, LLP

HENRY SCHOLTEN & COMPANY, LLP

HEGG INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF AUGUST 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash in bank	$ 8,477	$ 63,749
Total current assets	$ 8,477	$ 63,749
TOTAL ASSETS	$ 8,477	$ 63,749

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ -	$ 8,986
Accrued expenses	48	55
Total current liabilities	$ 48	$ 9,041
STOCKHOLDER'S EQUITY		
Capital stock; $100 par value; 50,000 shares authorized; 120 shares issued and outstanding	$ 12,000	$ 12,000
Additional paid-in capital	67,520	51,120
Retained deficit	(71,091)	(8,412)
Total stockholder's equity	$ 8,429	$ 54,708
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,477	$ 63,749

The accompanying notes are an integral part of these statements.

HEGG INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

		2002	2001
INCOME			
Commissions earned		$ -	$ 265,600
Interest income		228	798
Miscellaneous income		-	1,216
Total income		$ 228	$ 267,614
EXPENSES			
Sales agent commissions		$ -	$ 126,256
Professional fees		55,784	57,527
Fees to regulatory agencies		4,861	15,525
Travel		-	11,597
Printing		94	10,904
Due diligence		-	10,000
Marketing and advertising		552	7,572
Office supplies		762	3,979
Insurance		355	301
Other		39	2,292
Total expenses		$ 62,447	$ 245,953
INCOME (LOSS) BEFORE INCOME TAX EXPENSE		$ (62,219)	$ 21,661
Income tax expense	- current - state taxes	(460)	-
	- deferred tax benefit	-	(4,500)
NET (LOSS) INCOME		$ (62,679)	$ 17,161

The accompanying notes are an integral part of these statements.

HEGG INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE - August 31, 2000	$ 12,000	$ 66,620	$ (25,573)	$ 53,047
Paid-in capital contributed	-	44,500	-	44,500
Dividend Distributions	-	(60,000)	-	(60,000)
Net income for the year	-	-	17,161	17,161
BALANCE - August 31, 2001	$ 12,000	$ 51,120	$ (8,412)	$ 54,708
Paid-in capital contributed	-	16,400	-	16,400
Net (loss) for the year	-	-	(62,679)	(62,679)
BALANCE - August 31, 2002	$ 12,000	$ 67,520	$ (71,091)	$ 8,429

The accompanying notes are an integral part of these statements.

HEGG INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (62,679)	$ 17,161
Adjustments to reconcile net (loss) income to net cash provided (used) by operations:		
Decrease (increase) in deferred tax benefit	-	4,500
Increase (decrease) in accounts payable and accrued expenses	(8,993)	8,988
Net cash (used) provided by operating activities	$ (71,672)	$ 30,649
CASH FLOWS FROM INVESTING ACTIVITIES	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in capital contributed	$ 16,400	$ 44,500
Dividend distributions	-	(60,000)
Net cash provided (used) by financing activities	$ 16,400	$ (15,500)
NET (DECREASE) INCREASE IN CASH IN BANK	$ (55,272)	$ 15,149
CASH IN BANK AT BEGINNING OF YEAR	63,749	48,600
CASH IN BANK AT END OF YEAR	$ 8,477	$ 63,749

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

For the years ended August 31, 2002 and 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hegg Investments, Inc. (the "Company") was formed on August 12, 1983 for the purpose of registering as a broker-dealer selling limited partnership interests in real estate and restaurants primarily in the states of South Dakota, North Dakota, Arizona, Colorado, Florida, Iowa, Minnesota, New Mexico, Texas and Wyoming.

Hegg Investments, Inc. uses the accrual method of accounting.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported income and expenses. Actual results could vary from the estimates that were used.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company believes it places its cash and cash equivalents with high quality credit institutions. At times these balances may exceed the FDIC insurance limit.

(2) INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for future net operating loss carryforwards to be realized. For federal income tax purposes at August 31, 2002, the Company has net operating loss carryforwards of $70,784 which will expire beginning August 31, 2018 through August 31, 2022 if not utilized.

The Company's total deferred tax asset and deferred tax valuation allowances are as follows at August 31, 2002 and 2001:

	2002	2001
Total deferred tax asset	$ 12,696	$ 1,215
Valuation allowance	(12,696)	(1,215)
Net deferred tax asset	$ -	$ -

NOTES TO FINANCIAL STATEMENTS

For the years ended August 31, 2002 and 2001

(3) RELATED PARTY TRANSACTIONS

Peter P. Hegg is the sole shareholder of Hegg Investments, Inc. and a major shareholder of Hegg Companies, Inc. For the years ended August 31, 2002 and 2001, the Company entered into the following transactions with Hegg Companies, Inc.:

PAYEE	DESCRIPTION	2002	2001
Hegg Companies, Inc.	Services and supplies	$ 44,520	$ 43,602

(4) DIVIDEND DISTRIBUTIONS

In January 2001 the Board of Directors approved a $60,000 dividend paid from the Corporation's contributed capital because of the increased business activity of the Corporation. There were no dividends paid during fiscal year 2002.

(5) OFFICE SPACE

The Company verbally leases office space from Hegg Companies, Inc. at no charge.

DON H. DE HAAN, CPA
DENNIS D. STENE, CPA
THOMAS P. RALPH, CPA
JAMES P. JARDING, SR., CPA
DOUGLAS M. PETERSON, CPA
N. DEAN BUCKNEBERG, CPA
THOMAS E. PRUNER, CPA/PFS, CFP
JOHN E. CARMODY, JR., CPA
JOSEPH G. CARMODY, CPA

HENRY A. SCHOLTEN, CPA
1904-1992

JOHN E. CARMODY, SR., CPA
1927-2002

HENRY SCHOLTEN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 SOUTH PHILLIPS AVENUE, SUITE 300
P.O. BOX 770
SIOUX FALLS, SOUTH DAKOTA 57101-0770
TELEPHONE (605) 336-0916
FAX (605) 336-7732

OF COUNSEL:
L.H. RITZ, CPA
RICHARD W. WESTHOFF, CPA

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PRIVATE COMPANIES
PRACTICE SECTION

October 18, 2002

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Stockholder
Hegg Investments, Inc.

Our report on our audit of the statement of financial condition of Hegg Investments, Inc. (a South Dakota corporation) as of August 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended, appears on page 2. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

In connection with our audit, we have also audited the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" (page 10); "Computation of Net Capital" schedule (page 11); "Computation of Basic Net Capital Requirement" schedule (page 12); and the "Exemptions Under SEC Rule 15c3-3" schedule (page 13), as prescribed in Rule 15c3-1 and Rule 17a-5, respectively, of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have determined that a reconciliation pursuant to Rule 17a-5(d)(4) is not necessary. We also have determined that for the year ended August 31, 2002, Hegg Investments, Inc. was in compliance with the exemptive provisions of Rule 15c3-3,(k)(2)(A) in that they carried no margin accounts, handled no customer funds or securities, and held no funds or securities for, nor owed any money or securities to, its customers. In our opinion, the supplementary schedules (presented on pages 10 through 13) audited by us as of August 31, 2002, present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Henry Scholten + Company, LLP
HENRY SCHOLTEN & COMPANY, LLP

HEGG INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED AUGUST 31, 2002

NOTE: This statement is not applicable as Hegg Investments, Inc. has no outstanding debt.

COMPUTATION OF NET CAPITAL

SHOWN ON FOLLOWING PAGES

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		8,429 [3750]

HEGG INVESTMENTS, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF AUGUST 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	3 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	3,429 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	8,424 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			48 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			48 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 1 [3850]

HEGG INVESTMENTS, INC.
EXEMPTIONS UNDER SEC RULE 15c3-3
AS OF AUGUST 31, 2002

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

NOTE: EXEMPTIVE PROVISION UNDER RULE 15c3-3

Hegg Investments, Inc. sells partnership interests in real estate and restaurant partnerships on a commission basis. Hegg Investments, Inc. carries no margin accounts, does not collect any funds which are paid by the customer directly to the issuing partnership, and held no funds or securities for, nor owed any money or securities to, its customers. However, to conform to the exemptive provision under Rule 15c3-3 of the Rules and Regulations of the Securities and Exchange Commission, Hegg Investments, Inc. has established a segregated cash account for the exclusive benefit of customers. Due to the nature of Hegg Investments, Inc.'s business, the only transaction ever recorded in this account was the opening of the account.

DON H. DE HAAN, CPA
DENNIS D. STENE, CPA
THOMAS P. RALPH, CPA
JAMES P. JARDING, SR., CPA
DOUGLAS M. PETERSON, CPA
N. DEAN BUCKNEBERG, CPA
THOMAS E. PRUNER, CPA/PFS, CFP
JOHN E. CARMODY, JR., CPA
JOSEPH G. CARMODY, CPA

HENRY A. SCHOLTEN, CPA
1904-1992

HENRY SCHOLTEN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 SOUTH PHILLIPS AVENUE, SUITE 300
P.O. BOX 770
SIOUX FALLS, SOUTH DAKOTA 57101-0770
TELEPHONE (605) 336-0916
FAX (605) 336-7732

OF COUNSEL:
L.H. RITZ, CPA
RICHARD W. WESTHOFF, CPA
JOHN E. CARMODY, SR., CPA

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PRIVATE COMPANIES
PRACTICE SECTION

October 18, 2002

REPORT ON INTERNAL CONTROL

To the Management
Hegg Investments, Inc.

In planning and performing our audit of the financial statements of Hegg Investments, Inc. for the year ended August 31, 2002 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hegg Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve Board because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our audit would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the internal control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his audit of the financial statements and to provide a basis for reporting material weaknesses in the internal control.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. The concept of reasonable assurance recognizes that the cost of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Henry Scholten & Company, LLP

HENRY SCHOLTEN & COMPANY, LLP